UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Sino Gas International Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25659R 10 1

(CUSIP Number)

Liu Yuchuan No.18, Zhong Guan Cun Dong Street Haidian District, Beijing 100083 China 86-10-82600527

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25659R 10 1

1.	NAME OF REPORTING PERSON: Liu Yuchuan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,524,174
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,524,174
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,524,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3(1)
14.	TYPE OF REPORTING PERSON IN

(1) Percentage calculated based on 57,608,833 shares of common stock outstanding as of December 31, 2013, as set forth in the Annual Report of Sino Gas International Holdings, Inc. on Form 10-K for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission on April 14, 2014.

CUSIP No.	25659R 10 1

1.	NAME OF REPORTING PERSON: Eloten Group Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,524,174
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,524,174
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,524,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3(1)
14.	TYPE OF REPORTING PERSON CO

(1) Percentage calculated based on 57,608,833 shares of common stock outstanding as of December 31, 2013, as set forth in the Annual Report of Sino Gas International Holdings, Inc. on Form 10-K for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission on April 14, 2014.

INTRODUCTORY NOTE

This amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is filed with respect to Sino Gas International Holdings, Inc. (the “Company” or the “Issuer”) jointly by Mr. Liu Yuchuan and Eloten Group Ltd. (collectively referred to herein as the “Reporting Persons”) pursuant to their joint filing agreement, filed with Amendment No. 1 to the Schedule 13D as Exhibit 7.01 and incorporated herein by reference.

This Amendment No. 4 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2006, on behalf of Mr. Liu Yuchuan (as previously amended by (i) amendment No. 1 to Schedule 13D filed on May 8, 2012, (ii) amendment No. 2 to Schedule 13D filed on December 9, 2013, on behalf of the Reporting Persons, and (iii) amendment No. 3 to Schedule 13D filed on April 3, 2014, on behalf of the Reporting Persons (“Amendment No. 3 to Schedule 13D”) (collectively, “Schedule 13D”).

Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 16, 2014, the parties signatories to the Agreement and Plan of Merger dated as of April 3, 2014 (Hong Kong time) by and among the Company, Prosperity Gas Holdings Limited, a Cayman Islands exempted company (“Parent”) and Merger Sub Gas Holdings Inc., a Utah corporation and a wholly owned subsidiary of Parent (“Merger Sub,” together with the Company and Parent, the “Parties” and any one of them a “Party”) (the “Merger Agreement”) entered into an Amendment to the Merger Agreement (the “Merger Amendment”). The Merger Agreement is previously reported in, and attached as Exhibit 7.05 to, Amendment No. 3 to Schedule 13D. The Merger Agreement is incorporated herein by reference.

The Amendment

The Parties agreed on the following amendments to the Merger Agreement:

1. The “Company Shareholders’ Meeting” section (Section 6.02 of the Merger Agreement) is amended to remove the Company’s obligation to convene a Company shareholders’ meeting (the “Meeting”) even if the board of directors of the Company (the “Board”) has determined that the merger contemplated under the Merger Agreement (the “Merger”) is no longer advisable. Also removed from this section is Parent’s consent as a condition to proposing matters other than the Merger to be acted upon by the Company shareholders (the “Shareholders”) at the Meeting. This section is further amended to permit the “Change in the Company Recommendation” (any change to the recommendation of the Merger by the Board in a manner adverse to Parent or Merger Sub) to affect the Company’s obligations in using reasonable best efforts to solicit Shareholders proxies in favor of the approval of the Merger, subject to Section 6.04(c) of the Merger Agreement.

2. The “No Solicitation of Transactions” section (Section 6.04 of the Merger Agreement) is amended to grant the Board the right to authorize the Company to terminate the Merger Agreement, in connection with, and in addition to, the right to recommend a “Superior Proposal” (a unsolicited a proposal of merger, acquisition, or other similar transaction that the Board determines to be more favorable to the Shareholders), pursuant to the relevant terms and conditions under the Merger Agreement. This section is further amended so that, if (1) the Company has complied with its obligations regarding the acceptance of a Superior Proposal, (2) the Board issued a Change in the Company Recommendation, and (3) the Company has terminated the Merger Agreement, then, the obligation of the Company to call, give notice of, convene and hold the Meeting may be limited or affected by a competing transaction.

3. The “Termination by the Company” section (Section 8.03 of the Merger Agreement) is supplemented by a new subsection 8.03(c), “Consummation of a Competing Transaction”, which provides that, to accept a Superior Proposal, the Company may terminate the Merger Agreement before the requisite vote in favor of the approval of the Merger is obtained (in accordance with the relevant terms and conditions under the Merger Agreement, including that (1) the Company, simultaneously with the termination of the Merger Agreement, will enter into an agreement to consummate such Superior Proposal and pay to Parent $2,656,402 (the “Company Termination Fee”) and (2) the Company has complied in all material respects with the provisions of the “No Solicitation of Transactions” section).

4. The “Fees Following Termination” section (Section 8.06 of the Merger Agreement) is amended to conform the changes described immediately above, by adding “Consummation of a Competing Transaction” as a trigger of the obligation of the Company to pay to Parent the Company Termination Fee.

The Merger Amendment is hereby filed as Exhibit 7.12 to this Schedule 13D. The foregoing summary of the terms of the document is subject to, and qualified in its entirety by, such document attached hereto, which is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is hereby amended and supplemented by disclosure made in Item 3 of Schedule 13D above, which is herein incorporated by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of Schedule 13D is hereby amended and supplemented by the following:

On April 16, 2014, Parent, Merger Sub, and the Company entered into the Merger Amendment. The descriptions of the Merger Amendment in Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01	Joint Filing Agreement dated May 8, 2012 between the Reporting Persons (incorporated by reference to Exhibit 7.01 of Amendment No. 1 to Schedule 13D filed on May 8, 2012).

Exhibit 7.12	Amendment to Agreement and Plan of Merger among Prosperity Gas Holdings Limited, Merger Sub Gas Holdings Inc. and Sino Gas International Holdings Inc., dated as of April 3, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2014

Liu Yuchuan

By:	/s/ Liu Yuchuan

Eloten Group Ltd.

By:	/s/ Liu Yuchuan
Name:	Liu Yuchuan
Title:	Director

[Signature Page to Schedule 13D Amendment No. 4]